

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 5, 2024

Konstantinos Konstantakopoulos
Chief Executive Officer
Costamare Inc.
7 rue du Gabian
MC 98000 Monaco

> **Re:  Costamare Inc.**
> **Registration Statement on Form F-3**
> **Filed March 29, 2024**
> **File No. 333-278366**

Dear Konstantinos Konstantakopoulos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     D. Scott Bennett, Esq.